Exhibit 10.9

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is entered into as of March 1, 2021 (the “Effective Date”), by and between Eledon Pharmaceuticals, Inc. (the “Company”) and Jon Kuwahara (“Executive”).

WHEREAS, the Company wishes to continue to employ Executive and Executive wishes to continue to be employed as the Senior Vice President Finance & Administration of the Company; and

WHEREAS, the Company and Executive wish to enter into this Agreement on the terms and conditions set forth below.

NOW, THEREFORE, it is hereby agreed as follows

1.Employment.  The Company agrees to employ Executive, and Executive hereby accepts such employment on an at-will basis, upon the terms and subject to the conditions set forth herein, for a period commencing on the Effective Date and ending on the date that this Agreement is terminated in accordance with Section 7 below (the “Employment Term”).

2.Position; Duties.  During the Employment Term, Executive shall serve as the Senior Vice President Finance & Administration of the Company.  In such position, Executive shall report to the Company’s Chief Financial Officer (or, in the absence of a Chief Financial Officer, then the Company’s Chief Executive Officer) and shall have all the duties and responsibilities customarily rendered by such officers of companies of similar size and nature, as well as such duties as otherwise determined from time to time by the Chief Financial Officer or Chief Executive Officer, as applicable. During the Employment Term, Executive agrees to devote Executive’s full time and best efforts to the performance of Executive’s duties to the Company. Subject to the foregoing, Executive may engage in activities relating to serving on civic and charitable boards or committees, and managing personal investments.

3.Base Salary. During the Employment Term, the Company shall pay Executive an initial base salary at the annualized rate of $318,586, payable in regular installments in accordance with the Company’s usual payment practices.  Executive’s base salary may be increased in the sole discretion of the Company’s Board of Directors (the “Board”) or the Compensation Committee of the Board (the “Committee”).  Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.”

4.Incentive Compensation. During the Employment Term, Executive shall be eligible to receive an annual cash bonus based on performance objectives established by the Committee each year (the “Annual Bonus”). Executive’s target Annual Bonus amount will be the percentage of Base Salary designated as the target by the Committee, which annual target amount shall equal 30% of the Base Salary then in effect (the “Annual Target Bonus”). Notwithstanding the preceding and subject to the terms set forth on Exhibit A, the Annual Bonus, if any, may be below (including zero), at, or above the target based upon the achievement of the performance objectives.

5.Employee Benefits; Vacation.  During the Employment Term, Executive shall be entitled to participate in the Company’s employee benefit plans as in effect from time to time (collectively “Employee Benefits”), on the same basis as those benefits are generally made available to other senior executives of the Company, in each case to the extent that Executive is eligible under the terms of such plans or programs.  In addition, Executive shall be entitled to four weeks of paid vacation in accordance with the Company’s vacation policy.

6.Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be advanced or promptly reimbursed by the Company in accordance with Company policies.

7.Termination. The Employment Term and Executive’s employment may be terminated by the Company at any time and for any reason upon Notice to Executive and by Executive upon at least 30 days’ advance Notice of any such resignation of Executive’s employment.

(a)Severance Benefits. Upon Executive’s termination of service with the Company, Executive shall be entitled to the post-termination payments set forth on Exhibit A, provided that Executive’s rights to receive any benefits or payments forth on Exhibit A other than the “Accrued Rights” (as defined on Exhibit A) shall be subject to the execution and non-revocation within 45 days of the Separation Date of a form of separation agreement reasonably acceptable to the Company containing a general release in favor of the Company and a 24-month non-solicitation covenant covering all Company employees and consultants serving as of the Separation Date (the “Separation Agreement”). Payment of any severance benefits (other than those relating to the Accrued Rights) will be made commencing on the next regular payroll period following the expiration of any revocation periods under the Separation Agreement. The Company’s obligation to make severance payments set forth on Exhibit A (other than with respect to the Accrued Rights) is expressly conditioned on the Executive not breaching the Separation Agreement or this Agreement; upon any material breach of the terms of the Separation Agreement or this Agreement, the Company shall be entitled to recover prior severance payments, as set forth in the Separation Agreement.

(b)Notice of Termination. Any termination of employment by the Company or by Executive (other than due to Executive’s death) shall be communicated by Notice of Termination to the other party hereto in accordance with Section 11(k) hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a Notice that indicates the specific termination provision in this Agreement relied upon and sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

(c)Termination and Offices Held.  Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from all positions that Executive may then hold as an employee, officer or director of the Company or any affiliate of the

Company.  Executive shall promptly deliver to the Company any additional documents reasonably required by the Company to confirm such resignations.

8.Non-Disparagement.  Executive shall not, while employed by the Company or at any time thereafter, disparage the Company (or any affiliate) in any way that materially and adversely affects the goodwill, reputation or business relationships of the Company or the affiliate with the public generally, or with any of its customers, vendors or employees

9.Proprietary Information and Inventions Assignment Agreement.  As a condition to Executive’s employment with the Company, Executive acknowledges his prior execution and delivery of the Company’s standard Proprietary Information and Inventions Agreement (the “PIIA Agreement”).

10.Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 8, or 9 may be inadequate and the Company may suffer irreparable damages as a result of such breach or threatened breach.  In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to seek equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

11.Miscellaneous.

(a)Arbitration.  For the avoidance of doubt, the arbitration and equitable relief provisions of the PIIA Agreement shall apply to any dispute concerning Executive’s employment with the Company or arising under or in any way related to this Agreement.

(b)Governing Law; Consent to Personal Jurisdiction.  THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REGARD FOR CONFLICTS OF LAWS PRINCIPLES.  SUBJECT TO THE ARBITRATION PROVISION IN THE PIIA AGREEMENT, EXECUTIVE HEREBY EXPRESSLY CONSENTS TO THE PERSONAL JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN Orange County, CALIFORNIA FOR ANY LAWSUIT FILED THERE AGAINST EXECUTIVE BY THE COMPANY CONCERNING EXECUTIVE’S EMPLOYMENT OR THE TERMINATION OF EXECUTIVE’S EMPLOYMENT OR ARISING FROM OR RELATING TO THIS AGREEMENT.

(c)Entire Agreement/Amendments. This Agreement, together with the PIIA Agreement, contains the entire understanding of the parties with respect to the employment of Executive by the Company.  There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein or as may be set forth from time to time in the Company’s employee benefit plans and policies applicable to Executive. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. In the event of any inconsistency between this Agreement and any other plan, program, practice or agreement of which Executive is a participant or a party, this Agreement shall control unless such other plan, program, practice or agreement specifically refers to the provisions of this sentence.

(d)No Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(e)Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(f)Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

(g)Counterclaim; No Mitigation. The Company’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to counterclaim and to seek recoupment of amounts owed by Executive to the Company or its affiliates. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment, and such payments shall not be reduced by any compensation or benefits received from any subsequent employer or other endeavor.

(h)Compliance with Code Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax. For purposes of Section 409A of the Code, each payment made under this Agreement shall be designated as a “separate payment” within the meaning of the Section 409A of the Code, and references herein to Executive’s “termination of employment” shall refer to Executive’s separation from service with the Company within the meaning of Section 409A.  To the extent any reimbursements or in-kind benefits due to Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv).  The Company shall consult with Executive in good faith regarding the implementation of the provisions of this Section 11(h); provided that neither the Company nor any of its employees or representatives shall have any liability to Executive with respect to thereto or any tax imposed under Section 409A.

(i)Code Section 280G. Notwithstanding anything in this Agreement to the contrary, if any payment or distribution Executive would receive pursuant to this Agreement or otherwise (“Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (b) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall either be (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by Executive on an after-tax basis, of the largest payment, notwithstanding that all or some portion the Payment may be taxable under Section 4999 of the Code. The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The accounting firm shall provide its calculations to the Company and Executive within 15 calendar days after the date on which Executive’s right to a Payment is triggered (if requested at that time by the Company or Executive) or such other time as requested by the Company or Executive. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Executive. Any reduction in payments and/or benefits hereunder will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits payable to Executive.

(j)Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. In the event of Executive’s death prior to receipt of all amounts payable to Executive (including any unpaid amounts due under Section 7), such amounts shall be paid to Executive’s beneficiary designated in a Notice provided to and accepted by the Company or, in the absence of such designation, to Executive’s estate.

(k)Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three postal delivery days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that Notice of change of address shall be effective only upon receipt (each such communication,

“Notice”).

If to the Company, addressed to:

Eledon Pharmaceuticals, Inc.
Attn: Chief Executive Officer

19900 MacArthur Blvd., Suite 550

Irvine, California

If to Executive, to the address listed in the Company’s payroll records from time to time.

(l)Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the Company and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

(m)Prior Agreements. This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its affiliates, including, without limitation, that certain employment offer letter, dated July 1, 2017 and that certain Management Continuity Agreement, dated as of August 7, 2017.

(n)Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder, provided, that, following termination of Executive’s employment, the Company shall pay all reasonable expenses incurred by Executive in providing such cooperation. This provision shall survive any termination of this Agreement.

(o)Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(p)Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature Page Follows this Page]

IN WITNESS WHEREOF, the parties hereto have duly executed this Employment Agreement as of the Effective Date.

ELEDON PHARMACEUTICALS, Inc.

/s/ David-Alexndre C. Gros

By:David-Alexandre C. Gros, MD

Title:	Chief Executive Officer

EXECUTIVE

/s/ Jon Kuwahara

Name: Jon Kuwahara

Exhibit A
Severance Benefits

	Separation not within 12 months after a Change in Control		Separation within 12 months after a Change in Control
	Before Retention Date	On/After Retention Date	Before Retention Date	On/After Retention Date
Termination by Company (for Cause)	Accrued Rights	Accrued Rights	Accrued Rights	Accrued Rights
Termination by Company (without Cause)	Accrued Rights Retention Benefits Severance Benefits	Accrued Rights Severance Benefits	Accrued Rights Retention Benefits Change in Control Severance Benefits	Accrued Rights Change in Control Severance Benefits
Resignation by Employee (without Good Reason)	Accrued Rights	Accrued Rights Retention Benefits	Accrued Rights	Accrued Rights Retention Benefits
Resignation by Employee (with Good Reason)	Accrued Rights Retention Benefits Severance Benefits	Accrued Rights Severance Benefits	Accrued Rights Change in Control Severance Benefits
Death or Disability	Death/Disability Benefits

For purposes of this Exhibit, defined terms shall have the following definitions:

“Accrued Rights” means payment to Executive of the following:

(A)the Base Salary accrued through the date of termination, payable as soon as practicable following the date of such termination or as otherwise required by applicable law;

(B)reimbursement, within 30 days following submission by Executive to the Company of appropriate supporting documentation, for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy prior to the date of Executive’s termination; provided, that claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 30 days following the date of Executive’s termination of employment; and

(C)such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company, which shall be paid in accordance with the terms of the applicable plans.

“Cause” means any of the following events: (i) Executive’s conviction of, or plea of guilty or nolo contendere to, any crime involving dishonesty or moral turpitude or any felony; or (ii) a good faith finding by the Company that Executive has (x) engaged in dishonesty, willful misconduct or gross negligence in connection with the performance of his duties or services to the Company, (y) breached any confidentiality, inventions, and non-solicitation agreement between Executive and the Company, or (z) violated Company policies or procedures in a manner that has materially injured, or is reasonably likely to materially injure, the Company’s business or reputation.  Notwithstanding anything herein to the contrary, Executive’s employment will be deemed to have been terminated for Cause if it is determined subsequent to Executive’s termination of employment that grounds for termination for Cause existed at the time of Executive’s termination of employment. The determination of Cause shall be made by the Board, in its good faith discretion.

“Change in Control” means the occurrence of one or more of the following events: (i) any “person” (as such term is used in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”)) or “group” (as such term is used in Section 13(d)(3) of the Act), other than the Company or its subsidiaries or any benefit plan of the Company or its subsidiaries is or becomes a “beneficial owner” (as such term is used in Rule 13d-3 promulgated under the Act) of more than 50% of the Voting Stock of the Company; (ii) the Company transfers all or substantially all of its assets (unless the shareholders of the Company immediately prior to such transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the Voting Stock of the Company, all of the Voting Stock or other ownership interests of the entity or entities, if any, that succeed to the business of the Company or the Company’s ultimate parent company if the Company is a subsidiary of another corporation); or (iii) any merger, reorganization, consolidation or similar transaction unless, immediately after consummation of such transaction, the shareholders of the Company immediately prior to the transaction hold, directly or indirectly, more than 50% of the Voting Stock of the Company or the Company’s ultimate parent company if the Company is a subsidiary of another corporation. For purposes of this Change in Control definition, “Voting Stock” means securities or ownership interests of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of a corporation, including securities that are convertible into voting stock (e.g., warrants and convertible preferred stock), even if subject to beneficial ownership blockers or other limits on the ability to acquire such securities.

“Change in Control Severance Benefits” means the following benefits: (i) full acceleration of vesting of the Executive’s unvested Company equity-based awards (including, but not limited to, stock options, restricted stock, restricted stock units, and stock appreciation rights), which awards shall be exercisable in accordance with the provisions of the award agreement and plan pursuant to which such equity award was granted, including, in the case of stock options, the plan or award agreement provisions regarding any post-termination period of exercisability, (ii) a lump sum cash severance payment equal to 1.0 multiplied by the sum of (x) the Base Salary that Executive was receiving immediately prior to the Separation Date, plus (A) the larger of (1) the Annual Target Bonus or (y) the annual bonus earned by Executive for the year preceding the year of termination; (B) a lump sum cash payment equal to a pro-rata portion of the Annual Target Bonus amount for the year in which the Separation Date occurs; and (C) payment by the Company of the full cost of the health insurance benefits provided to Executive and Executive’s spouse and dependents, as applicable, immediately prior to the Change in Control pursuant to COBRA or other applicable law through the earlier of the end of the 12-month period following the Separation Date or the date upon which Executive is no longer eligible for such COBRA or other benefits under applicable law, provided that if the Company’s paying for health insurance benefits violates nondiscrimination laws, the payments will cease.

“Death/Disability Benefits” means (i) pro rata acceleration of the vesting of all outstanding equity awards subject to time-based vesting, determined on the basis of each completed month of service (or portion thereof) that the Executive served as an employee hereunder following the last applicable vesting date (or, if no such vesting date had yet occurred, the applicable grant date) and prior to termination of employment, with any applicable options remaining exercisable thereafter for a period of 12 months, and (ii) pro rata portion of the Annual Target Bonus for the year in which the termination of service occurs, payable on the date when bonuses are otherwise paid to Company executives, and in all events by March 15 of the calendar year following the year in which such termination occurs, and (iii) the Accrued Rights.

“Disability” shall be deemed to have occurred if Executive has for one hundred twenty (120) consecutive days or one hundred eighty (180) non-consecutive days in any twelve (12) month period been disabled in a manner which has rendered Executive unable to perform the essential functions of Executive’s job duties with or without reasonable accommodation.

“Good Reason” means any of the following are undertaken without Executive’s prior written consent at any time after the Effective Date: (i) a material adverse change in Executive’s duties, responsibilities, title or reporting relationship, (ii) reduction in Executive’s Base Salary, while there are at least six months of operating funds on hand (other than in connection with, and in an amount substantially proportionate to, reductions made by the Company to the annualized base salaries of its other senior executives), (iii) the relocation of Executive’s principal workplace to more than 60 miles from the Company’s current principal offices in Irvine, California, or (iv) a material breach of this Agreement by the Company. To terminate Executive’s employment for Good Reason, Executive must (x) provide notice to the Company of the event giving rise to the Good Reason within 90 days after such event occurs, (y) provide the Company with at least 30 days to cure, and (z) if not cured, resign for Good Reason within 30 days following expiration of the cure period.

“Retention Benefits” means payment of the following amounts:

(A)payment of the Executive’s Annual Target Bonus for 2020, or, if greater, the amount of bonus earned in respect of the 2020 performance period, payable at the same time bonuses are paid to similarly situated executives of the Company;

(B)continued payment of Executive’s Base Salary from the Separation Date through the Retention Date (if the Separation Date precedes the Retention Date);

(C)credit for an additional six months of vesting under all outstanding equity awards held by Executive as of the Separation Date; and

(D)extension of the exercise period for Executive’s vested stock options until July 31, 2022, which, for avoidance of doubt, includes those stock options that become vested pursuant to the foregoing clause (C).

“Retention Date” means July 31, 2021.

“Separation Date” means the date on which the Executive’s employment relationship with the Company is terminated.

“Severance Benefits” means the (i) continued payment of Executive’s Base Salary as in effect immediately prior to the Separation Date for 9-months after the date of the termination (the “Severance Period”), which payments shall be paid during the Severance Period in accordance with the Company’s standard payroll practices; and (ii) payment by the Company of the full cost of the health insurance benefits provided to Executive and Executive’s spouse and dependents, as applicable, immediately prior to the Separation Date pursuant to the terms of COBRA or other applicable law through the earlier of the end of the Severance Period or the date upon which Executive is no longer eligible for such COBRA or other benefits under applicable law, provided that if the Company’s paying for health insurance benefits violates nondiscrimination laws, the payments will cease.

Additionally, if the Separation Date is on or after the Retention Date, then the Severance Benefits shall also include: (x) credit for an additional six months of vesting under all outstanding equity awards held by Executive as of the Separation Date, and (y) an extension of the exercise period for Executive’s vested stock options until the later of July 31, 2022 or 90 days from the Separation Date (including, for avoidance of doubt, those stock options that become vested pursuant to the preceding clause (x)).

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